
May 20, 2020

Peter Kuo
Chief Executive Officer
PTK Acquisition Corp.
4601 Wilshire Boulevard, Suite 240
Los Angeles, California 90010

> **Re: PTK Acquisition Corp.**
> **Amendment to Draft Registration Statement on Form S-1**
> **Filed May 5, 2020**
> **CIK 0001797099**

Dear Mr. Kuo:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment to Draft Registration Statement filed on May 5, 2020

General

1. We reissue comment 1. The agreement states "[w]e are pleased to hereby accept the offer you have made to purchase up to an aggregate of 1,000,000 Shares, consisting of the IPO Shares and a number of shares equal to the difference between 1,000,000 and the number of IPO Shares actually purchased in the IPO…." In light of the broad definition of offer which includes, among other things, "every attempt or offer to dispose of" and "solicitation of an offer to buy" a security, please explain, in detail, the facts and circumstances leading to the expression of Primerose's intention to purchase shares in the IPO. Alternatively, please tell us the exemption upon which you are relying for the

Peter Kuo
PTK Acquisition Corp.
May 20, 2020
Page 2

      offer of the securities and why you do not consider this agreement to be a sale under section 2(a)(3) of the Securities Act of 1933.

      You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction

cc: Daniel J. Espinoza